News Release

ZI CORPORATION REPORTS RECORD QUARTERLY REVENUE OF MORE THAN $4 MILLION

Company Delivers 26% Top Line Growth Over 2007 Third Quarter

CALGARY, AB, November 7, 2008 – Zi Corporation (NASDAQ: ZICA, TSX: ZIC) today announced financial results for the quarter and nine months ended September 30, 2008. Highlights for the quarter include the following:

  Zi set a new revenue record of $4.2 million, exceeding $4 million in quarterly revenue for the first time in its history

  TELUS, a leading Canadian telephone company shipped the first series of Qix™ enabled mass market phones - the HTC Touch Dual and RAZR VE 20

  Nokia renewed multi year licensing deal, increasing first year revenue by 100% compared to the final year of the previous contract

  Zi expanded its relationship with Sony Ericsson, increasing revenue by 33% over the previous year, with expected multi million dollar revenues over the course of the remaining contract life

  ZTE, a , major Chinese telecommunications equipment manufacturer, signed a multi-year deal to license Zi’s hand-writing recognition software, Decuma™

  Kyocera chose eZiText™ and eZiType™ predictive text technology for select devices within the Kyocera advanced mobile phone portfolio, including Sanyo branded handsets worldwide

  UTStarcom began shipping IP TV set-top-boxes in China with eZiText software

  Samsung integrated eZiText and Decuma onto the L258 and G618 handsets in China

Third Quarter and Nine Months Year to Date Financial Highlights:

Total revenue for the third quarter increased to approximately $4.2 million compared to $3.4 million for the same quarter of 2007, a 26% increase. Net loss from continuing operations was approximately $1.0 million or ($0.02) per basic and diluted share, compared to $1.3 million or ($0.02) for the same period in 2007.

For the nine months ended September 30, 2008, the Company recorded a 5% increase in revenues to $10 million as compared to $9.5 million for the same period last year. Net loss was reduced by 14% to $3.5 million or ($0.07) per share as compared to ($0.08) per share for the nine month period of 2007.

Balance Sheet Highlights:

Cash and equivalents at September 30, 2008 totaled $1.8 million as compared to $4.9 million at December 31, 2007. The Company reported $5.6 million in Accounts Receivable of which over $3.3 million relating to two recently signed commercial transactions was paid shortly after the quarter end.

Commenting on the results of the quarter, Milos Djokovic, President and Chief Executive Officer of Zi Corporation, stated, "The 2008 third quarter has been one of transformation for Zi Corporation. Marked by record revenues and an expansion of our market opportunities in all aspects of our business, we have achieved meaningful customer and revenue growth by almost every measure. The quarter was also one of the most progressive in our history as numerous long lead time deals in our pipeline started coming to successful conclusions. These were highlighted by our most significant transactions with Nokia, Sony Ericsson, and Samsung whereby we have gained access to millions of phones globally, and whereby these transactions offer significantly more revenue than what we have achieved from these relationships in the past."

"Subsequent to the quarter we also announced new licensing agreements with Guohong Communication and Digital Technology Company, UTStarcom, Longcheer Telecommunication Limited, and CK Telecom. SMS, or text messaging, is on the rise in the Asian mobile device space with a year over year increase of nearly 25% in messages sent, to over 287 billion. This continues to represent a significant revenue generating opportunity for OEM’s, carriers, as well as Zi. By capitalizing on this growth, we have captured a significant share of the Asian market and have further solidified our position as a leading provider of innovative text input products. These successes are in addition to other licensing agreements announced earlier with Chinese giants ZTE and Lenovo Mobile, as well as global manufacturers, UTStarcom, Kyocera Corp., and Trolltech," Djokovic stated.

"With the initiation of shipments at the end of the third quarter by TELUS, a $9.4 billion Canadian carrier with over 5.8 million wireless subscribers, of a series of Qix enabled handsets, we firmly believe that Qix will continue to be validated as a strong vehicle for customer growth and market expansion. Judging from all that has taken place, we believe that the third quarter has provided us with a good glimpse of the potential positive future prospects for Zi Corporation," concluded Djokovic.

Commenting on the financial results of the quarter, Blair Mullin, Chief Financial Officer of Zi Corporation, stated, "We are very pleased with overall results and progress we have made during the quarter as we continue to focus our operations around our core technologies. From a balance sheet perspective we saw a marked increase in our accounts receivables resulting from late quarter invoicing, over $3.3 million of which was subsequently received in the beginning of the fourth quarter."

Mullin also noted, "During the quarter we announced renegotiated agreements with several major customers. As a result we have successfully begun to shift our revenue base from variable sources to fixed. This brings a higher degree of confidence and predictability to our revenue stream and stability to our income statement. We expect that in 2009 fixed revenue sources will comprise the lion’s share of our revenues."

NASDAQ Update

Given recent extraordinary market conditions, NASDAQ has determined to suspend the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. To that end, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission. Under the new rule, NASDAQ will not take any action through January 16, 2009 to delist companies for a bid price or market value of publicly held shares deficiency. Accordingly, a decision on Zi’s appeal of a previously received delisting notice, which appeal was presented to a panel at NASDAQ on September 18, 2008, will not be issued until after January 16, 2009, unless Zi regains compliance with the bid price requirements before that date. If the Company remains bid price deficient at the close of business on January 16, 2009, then the Company must provide the Panel with an updated plan of compliance on or before Tuesday, January 20, 2009 in order for the appeal to be considered further.

In the event that the Panel denies Zi’s request for continued listing on the Nasdaq Capital Market, the Company’s common shares could be eligible for quotation and trading on the Over-the-Counter Bulletin Board. Additionally, trading of the Company’s shares will continue on the Toronto Stock Exchange (TSX).

All dollar amounts referenced herein are in US dollars.

Conference Call Information:
Zi Corporation will hold a conference call to review its third quarter results scheduled on Friday, November 7, 2008, at 11:00 a.m. Eastern (9:00 a.m. MT).

The conference call will be accessible by telephone at 800-762-9441 (domestic) or 480-629-1990 (international) using conference ID 3937282. Participants are advised to dial-in at least five minutes before the scheduled start time. A replay of the conference call will be accessible two hours after its completion until 11:59pm ET on Friday, November 14, 2008 by dialing 800-406-7325 (domestic) or 303-590-3030 (international) using pin number 3937282. A live webcast and 10-day archive of the call can be accessed at http://www.zicorp.com.

About Zi Corporation:

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit www.zicorp.com

Safe Harbor Statement:
This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation ("Zi"), including Zi’s overall revenue growth opportunities related to mobile handset sales worldwide, the revenue growth opportunity related to Zi’s product lines, future deployments of handsets using Zi’s software, the ability of Zi to enter into new licensing agreements related to its eZitext, eZiType and Decuma products, future revenue estimates, Zi’s ability to achieve profitability, expectations regarding fixed revenue sources and statements regarding Zi’s sales pipeline. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; the growth trends in the input technology industry; new product development and services offerings; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of OEM customers and variations in their customer demand for products and services; dependence on the introduction and market acceptance of new product offerings and standards, in particular Zi’s Qix product offering; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi's ability to manage financial risk; Zi’s ability to successfully perform its license agreements and ability to successfully enter into new license agreements with new and existing customers; Zi’s ability to raise capital on terms favourable to it, if at all;; currency fluctuations and other international factors; potential volatility in operating results, Zi’s current and future operating expense levels and R&D expense levels; and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Zi believes that the expectations reflected in this press release are reasonable, but actual results may be affected by a variety of variables and may be materially different from the results or events in the forward looking statements. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi™, Decuma™, Qix™, eZiText™ and eZiType™ are either trademarks or registered trademarks of Zi Corporation and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:
Cameron Associates Inc.	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212 554 5488	403 233 8875	403 233 8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com

Financial Tables Follow

Consolidated Balance Sheets

	September 30, 2008	December 31, 2007
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$1,759,673	$4,979,193
Restricted cash	–	2,740,702
Accounts receivable, net of allowance of $454,070 (December 31, 2007 – $454,070)	5,620,784	2,644,413
Prepayments and deposits	530,010	677,262
Total current assets	7,910,467	11,041,570
Capital assets – net	883,308	931,921
Intangible assets – net	3,642,443	3,721,623
	$12,436,218	$15,695,114
Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$1,250,000	$–
Accounts payable and accrued liabilities	3,559,477	4,677,007
Deferred revenue	3,879,666	4,500,044
Deferred tax	51,567	14,636
Total current liabilities	8,740,710	9,191,687

Shareholders’ equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and
no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
50,667,957 (December 31, 2007 – 50,557,957) issued and outstanding	115,021,193	114,991,895
Additional paid-in capital	4,592,940	3,860,022
Warrants	1,403,160	1,403,160
Accumulated deficit	(117,209,816)	(113,702,097)
Accumulated other comprehensive income (loss)	(111,969)	(49,553)
	3,695,508	6,503,427
	$12,436,218	$15,695,114

Consolidated Statements of Loss

	Three months ended September 30,		Nine months ended September 30,
(All amounts in United States of America dollars except share amounts) (unaudited)	2008	2007	2008	2007
Revenue	$4,248,065	$3,384,749	$10,007,130	$9,505,175
Cost of sales	(50,314)	(53,546)	(199,599)	(156,782)
Gross margin	4,197,751	3,331,203	9,807,531	9,348,393
Operating expenses

Selling general and administrative	(3,065,663)	(2,356,084)	(8,517,936)	(7,626,508)
Business taxes	(374,964)	(83,171)	(584,591)	(552,235)
Litigation and legal	(540,766)	(455,849)	(1,044,026)	(1,327,387)
Product research and development	(749,935)	(643,641)	(2,203,280)	(1,711,497)
Depreciation and amortization	(405,066)	(377,528)	(1,153,472)	(1,290,498)
Operating loss before undernoted	(938,643)	(585,070)	(3,695,774)	(3,159,732)
Interest on capital lease obligation	–	–	–	(43)
Other interest expense	(18,505)	(1,403)	(19,104)	(4,217)
Interest and other income	8,457	49,320	36,517	161,535
Loss before undernoted	(948,691)	(537,153)	(3,678,361)	(3,002,457)
Recovery of impaired note receivable	–	–	–	130,931
Income taxes recovery (expense)	(5,801)	(722,659)	170,642	(1,196,433)
Net loss from continuing operations	$(954,492)	$(1,259,812)	$(3,507,719)	$(4,067,959)
Gain on disposal of discontinued operations	–	–	–	632,601
Net loss	$(954,492)	$(1,259,812)	$(3,507,719)	$(3,435,358)
Basic and diluted loss per share from continuing operations	$(0.02)	$(0.02)	$(0.07)	$(0.08)
Basic and diluted income per share from discontinued operations	$–	$–	$–	$0.01
Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.07)	$(0.07)
Weighted average number of common shares outstanding – basic and diluted	50,644,479	50,557,957	50,593,030	47,819,656
Common shares outstanding, end of period	50,667,957	50,557,957	50,667,957	50,557,957

Consolidated Statements of Cash Flow

	Three months ended September 30,		Nine months ended September 30,
(All amounts in United States of America dollars except share amounts) (unaudited)	2008	2007	2008	2007
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(954,492)	$(1,259,812)	$(3,507,719)	$(4,067,959)
Items not affecting cash:
Loss on dispositions of capital assets	–	33,754	–	33,754
Depreciation and amortization	409,859	383,575	1,174,166	1,309,693
Stock compensation expense	264,428	219,797	762,216	492,427
Recovery of impaired note receivable	–	–	–	(130,931)
Decrease (increase) in non-cash working capital:
Accounts receivable	(3,949,857)	(23,194)	(2,976,371)	3,023,143
Prepayments and deposits	(34,793)	(102,373)	147,252	24,615
Accounts payable and accrued liabilities	705,893	343,696	(1,117,530)	102,485
Deferred revenue	1,728,886	(338,652)	(620,378)	(1,974,958)
Deferred tax	37,070	(239,472)	36,931	(136,043)
Cash flow used in operating activities	(1,793,006)	(982,681)	(6,101,433)	(1,323,774)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares and warrants, net of
issuance cost	–	–	–	5,533,644
Proceeds from exercise of stock options	–	–	–	94,083
Proceed (payment) of bank indebtedness	1,250,000	–	1,250,000	(1,000,000)
Payment of capital lease obligations	–	–	–	(1,833)
Cash flow from financing activities	1,250,000	–	1,250,000	4,625,894
Cash flow from (used in) investing activities:
Purchase of capital assets	(45,293)	(109,852)	(243,151)	(230,607)
Software development costs	(301,665)	(540,074)	(1,103,011)	(1,301,845)
Other deferred costs	–	–	–	(28,634)
Recovery of impaired note receivable	–	–	–	130,931
Changes in restricted cash	–	(610,026)	2,740,702	(998,897)
Cash flow from (used in) investing activities	(346,958)	(1,259,952)	1,394,540	(2,429,052)
Cash flow from (used in) discontinued operations:
Operating activities	–	–	–	–
Financing activities	–	–	–	–
Investing activities	–	–	–	632,601
Cash flow from discontinued operations	–	–	–	632,601
Effect of foreign exchange rate changes on cash and cash equivalents	32,096	59,271	237,373	130,851
Net cash inflow (outflow)	(857,868)	(2,183,362)	(3,219,520)	1,636,520
Cash and cash equivalents, beginning of period	2,617,541	5,492,729	4,979,193	1,672,847
Cash and cash equivalents, end of period	$1,759,673	$3,309,367	$1,759,673	$3,309,367

Components of cash and cash equivalents
Cash	$1,759,673	$1,512,835	$1,759,673	$1,512,835
Cash equivalents	–	1,796,532	–	1,796,532
Total cash and cash equivalents	$1,759,673	$3,309,367	$1,759,673	$3,309,367
Supplemental cash flow information
Cash paid for interest	$18,505	$1,403	$19,104	$4,260
Cash paid for income taxes	$66,015	$190,102	$71,186	$650,269